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                            October 21, 2021

       Marlis Yassin
       Chief Financial Officer
       District Metals Corp.
       Suite 907, 1030 West Georgia Street
       Vancouver, BC V6E 2Y3
       Canada

                                                        Re: District Metals
Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form 20-F
                                                            Submitted October
13, 2021
                                                            CIK No. 0001839586

       Dear Ms. Yassin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form 20-F

       Item 17. Financial Statements, page 91

   1. Please update your financial statements and related disclosures throughout your registration statement
as required by Item 8.A.4 of Form 20-F.
 Marlis Yassin
FirstName  LastNameMarlis  Yassin
District Metals Corp.
Comapany
October  21,NameDistrict
             2021        Metals Corp.
October
Page  2 21, 2021 Page 2
FirstName LastName
       You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus
Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact
Liz Packebusch, Staff Attorney, at (202) 551-8749 or Timothy S. Levenberg, Special Counsel, at
(202) 551-3707 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Nicole H. Strydom